Exhibit 21

Subsidiaries of Rayonier Advanced Materials Inc.
As of 12/31/2018

Name of Subsidiary	Place of Incorporation
Rayonier A.M. Canada Energy LP	Canada
Rayonier A.M. Canada Enterprises Inc.	Canada
Rayonier A.M. Canada General Partnership	Canada
Rayonier A.M. Canada Industries Inc.	Canada
Rayonier A.M. Global Holdings Luxembourg SCS	Luxembourg
Rayonier A.M. Global Investments Luxembourg SARL	Luxembourg
Rayonier A.M. Luxembourg SARL	Luxembourg
Rayonier Performance Fibers, LLC	Delaware
Rayonier A.M. Products Inc.	Delaware
Rayonier A.M. Tartas SAS	France
Rayonier A.M. France SAS	France